# SEC Schedule 13G/A (Amendment No. 5) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: STRIVE, INC., CIK 0001920406
CUSIP: 862945102
Title of class of securities: Class A Common Stock, $0.001 par value per share
Address of issuer's principal executive offices: 200 Crescent Ct,, Suite 1400, Dallas,, Texas (TX), 75201
Date of event which requires filing of this statement: 09/12/2025
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001929009

## Reporting persons
- Asset Entities Holdings, LLC: type of reporting person: other (OO); citizenship or place of organization: Texas (TX); sole voting power 0; shared voting power 1,250,000; sole dispositive power 0; shared dispositive power 1,250,000; aggregate amount beneficially owned 1,250,000 (0.3% of the class)
- Arman Sarkhani: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 31,734; shared voting power 1,250,000; sole dispositive power 31,734; shared dispositive power 1,250,000; aggregate amount beneficially owned 1,281,734 (0.4% of the class)
- Arshia Sarkhani: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 39,921; shared voting power 1,250,000; sole dispositive power 39,921; shared dispositive power 1,250,000; aggregate amount beneficially owned 1,289,921 (0.4% of the class)
- Jackson Fairbanks: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 31,734; shared voting power 1,250,000; sole dispositive power 31,734; shared dispositive power 1,250,000; aggregate amount beneficially owned 1,281,734 (0.4% of the class)
- Kyle Fairbanks: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 36,667; shared voting power 1,250,000; sole dispositive power 36,667; shared dispositive power 1,250,000; aggregate amount beneficially owned 1,286,667 (0.4% of the class)
- Matthew Krueger: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 5,000; shared voting power 1,250,000; sole dispositive power 5,000; shared dispositive power 1,250,000; aggregate amount beneficially owned 1,255,000 (0.3% of the class)
- Michael Gaubert: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 20,567; shared voting power 1,250,000; sole dispositive power 20,567; shared dispositive power 1,250,000; aggregate amount beneficially owned 1,270,567 (0.3% of the class)

## Item 1. Issuer
Name of issuer: STRIVE, INC.
Address of issuer's principal executive offices: 200 Crescent Ct, Suite 1400, Dallas, TX 75201

## Item 2. Person Filing
Name of person filing: This statement is being jointly filed by Asset Entities Holdings, LLC ("AEH"), Arman Sarkhani, Arshia Sarkhani, Jackson Fairbanks, Kyle Fairbanks, Matthew Krueger, and Michael Gaubert (each, a "Reporting Person").
Address of principal business office or, if none, residence: The address of the principal business office of each Reporting Person is 100 Crescent Ct, 7th Floor, Dallas, TX 75201.
Citizenship: AEH is a Texas limited liability company. Arman Sarkhani, Arshia Sarkhani, Jackson Fairbanks, Kyle Fairbanks, Matthew Krueger, and Michael Gaubert are citizens of the United States.

## Item 4. Ownership
Amount beneficially owned:
See Row 9 of the cover page for each Reporting Person.

Consists of (i) the number of shares of Class A Common Stock that were beneficially owned as set forth on Rows (5) and (7) of the cover page for each Reporting Person, and (ii) the 1,250,000 shares of Class A Common Stock held directly by AEH, which each Reporting Person is deemed to beneficially own.

As reported by the Issuer, the Issuer entered into an Amended and Restated Agreement and Plan of Merger, dated as of June 27, 2025 (the "Merger Agreement"), with Alpha Merger Sub, Inc., an Ohio corporation ("Merger Sub"), and Strive Enterprises, Inc., an Ohio corporation ("SEI"), pursuant to which, Merger Sub merged with and into SEI with SEI surviving the merger as a wholly owned subsidiary of the Issuer (the "Merger"). On September 12, 2025, pursuant to the Merger Agreement, the Merger was consummated, and, among other things, the Issuer (i) changed its name from "Asset Entities Inc." to "Strive, Inc.", (ii) changed its CUSIP from "04541A204" to "862945102", and (iii) redesignated each share of the Issuer's Class B Common Stock, $0.0001 par value per share (the "Original Class B Common Stock"), as Class A Common Stock, $0.001 par value per share, and each share of the Issuer's Class A Common Stock, $0.0001 par value per share (the "Original Class A Common Stock"), as Class B Common Stock, $0.001 par value per share.
Percent of class: See Row 11 of the cover page for each Reporting Person.
Sole power to vote or to direct the vote: See Row 5 of the cover page for each Reporting Person.
Shared power to vote or to direct the vote: See Row 6 of the cover page for each Reporting Person.
Sole power to dispose or to direct the disposition: See Row 7 of the cover page for each Reporting Person.
Shared power to dispose or to direct the disposition: See Row 8 of the cover page for each Reporting Person.

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
Exhibit 1: Joint Filing Agreement (previously filed on February 9, 2024)

## Signatures
- Asset Entities Holdings, LLC: /s/ Arshia Sarkhani, Arshia Sarkhani/Manager (09/16/2025)
- Arman Sarkhani: /s/ Arman Sarkhani, Arman Sarkhani (09/16/2025)
- Arshia Sarkhani: /s/ Arshia Sarkhani, Arshia Sarkhani (09/16/2025)
- Jackson Fairbanks: /s/ Jackson Fairbanks, Jackson Fairbanks (09/16/2025)
- Kyle Fairbanks: /s/ Kyle Fairbanks, Kyle Fairbanks (09/16/2025)
- Matthew Krueger: /s/ Matthew Krueger, Matthew Krueger (09/16/2025)
- Michael Gaubert: /s/ Michael Gaubert, Michael Gaubert (09/16/2025)